[Translation]


Cover page

Filing Document:                            Report on Amendment No. 1

Based on:                                   Article 27-25, Paragraph 1 of the
                                            Financial Instruments and Exchange
                                            Law

Filed with:                                 Director of Tokai Local Finance
                                            Bureau

Name:                                       Katsuaki Watanabe, President,
                                            Toyota Motor Corporation

Address or Location of Head Office:         1 Toyota-cho, Toyota City,
                                            Aichi Prefecture

Effective Date of Reporting Duty:           March 24, 2008

Filing Date:                                March 28, 2008

Total Number of Filers and Joint Holders    1
(persons):

Filing Method:                              Other

Reason for Filing of Report on Amendment:   Increase of 1% or more of the
                                            percentage of the shares etc. held



I.   Matters Regarding Issuer

-----------------------------------------------------------------------------
   Name of Issuer                    OWARI PRECISE PRODUCTS CO., LTD.
-----------------------------------------------------------------------------
   Code Number                       7249
-----------------------------------------------------------------------------
   Listed / Over-the-counter         Listed
-----------------------------------------------------------------------------
   Financial Instruments
   Exchange(s) on which the          Nagoya
   relevant securities are listed
-----------------------------------------------------------------------------


II.  Matters Regarding the Filer

   1. Filer (Bulk Holder)/1
     (1) Profile of Filer
        [1] Filer (Bulk Holder)

--------------------------------------------------------------------------------
   Individual / Judicial person      Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                              Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head       1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

        [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

        [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
--------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale, leasing and repair of
                                        motor vehicles, ships, aircraft, other
                                        transportation machinery and apparatus,
                                        space machinery and apparatus, and parts
                                        thereof, etc.
--------------------------------------------------------------------------------

        [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, Project General Manager,
   Person in Charge                     Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-23-2005
--------------------------------------------------------------------------------

     (2) Holding Purposes
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Material Proposals, etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------


     (4) Breakdown of Stock, etc. Held by Filer
        [1] Number of Stock, etc. Held

----------------------------------------------------------------------------------------------------------------
                                            Main Text of Article      Article 27-23,        Article 27-23,
                                             27-23, Paragraph 3    Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------

  Shares / Investment Securities, etc.                1,164,452
  (shares / units)

----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                      -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                      -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                             J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                             K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                             L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                             M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                             N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O         1,164,452    P                      Q
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were
  Transferred through a Margin              R
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery exist between          S
  Joint Holders and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T         1,164,452
  (O+P+Q-R-S)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
----------------------------------------------------------------------------------------------------------------


       [2] Percentage of Shares, etc. Held
----------------------------------------------------------------------------------------------------------------

  Total Number of Issued Shares, etc.       V        11,659,500
  (shares / units) (as of September
  30, 2007)
----------------------------------------------------------------------------------------------------------------

  Percentage of Shares, etc. Held by                       9.99
  the Above-described Filer (%)
  (T/(U+V)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                          5.21
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------


     (5)  Conditions concerning Acquisition or Disposal during the Last Sixty
          (60) Days of Shares, etc. Issued by Issuing Company

----------------------------------------------------------------------------------------------------------------
                                                                 Whether
                       Kind of                                    on or
       Date          Stock, etc.      Number       Percentage    outside      Acquisition        Unit Price
                                                                   the        / Disposal
                                                                  Market
----------------------------------------------------------------------------------------------------------------
  March 24, 2008      Shares of      500,000          4.29        Outside     Acquisition        JPY 333
                       common                                   the Market
                        stock
----------------------------------------------------------------------------------------------------------------

     (6)  Material Agreements Including Security Agreements Related to Shares,
          etc.
--------------------------------------------------------------------------------
  Not Applicable.
--------------------------------------------------------------------------------

     (7)  Funds for Acquisition of Shares, etc. Held
        [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (W) (JPY 1,000)       273,626
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (X)
   (JPY 1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (Y)
   (JPY 1,000)
--------------------------------------------------------------------------------
   Breakdown of Above (Y)
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition     273,626
   (JPY 1,000) (W+X+Y)
--------------------------------------------------------------------------------

        [2] Breakdown of Borrowings

---------------------------------------------------------------------------------------------------------------
         Name             Type of        Name of           Location        Purpose of      Amount (JPY 1,000)
   (Name of Branch)      Business     Representative                        Borrowing
---------------------------------------------------------------------------------------------------------------
  Not Applicable.
---------------------------------------------------------------------------------------------------------------


        [3] Name, etc. of Lender
--------------------------------------------------------------------------------
                Name               Name of Representative       Location
          (Name of Branch)
--------------------------------------------------------------------------------
  Not Applicable.
--------------------------------------------------------------------------------